U.S. COMMERCIAL CORP., S.A.B. DE C.V.

RECEIVED

February 26, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

07021475

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Attached, please find the English version of the Update report on the stocks registration of U.S. Commercial Corp., S.A.B. de C.V., which was sent to the Bolsa Mexicana de Valores, S.A. de C.V. on February 19, 2007.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

Sincerely.

Alejandro Archundia Becerra
Attorney in fact

UPDATE REPORT ON THE STOCKS REGISTRATION OF U.S. COMMERCIAL CORP., S.A.B. DE C.V.

Description and motives of the legal action

The Board of Directors of U.S. Commercial Corp., S.A.B. de C.V. (the "Corporation") approved to call for an Extraordinary General Assembly which shall be held next March 5, 2007 ("Assembly"), in which the approval and adoption of the following agreements shall be proposed and that shall result in updating the registration of the Corporation's stocks in the National Register of Securities (Registro Nacional de Valores):

1. Increase on the fix part of the stock capital of the Corporation. It shall be proposed to the Assembly to approve an increase on the fix part of the stock capital of the Corporation for the amount of $4,862,000,000.00 (Four billion eight hundred Sixty-two million pesos and 00/100 Domestic Currency), represented by 3,740,000,000 (Three billion seven hundred forty million), Stocks Series B-1, common, registered and no par value, that shall be offered to the stockholders at a subscription value of $1.30 (One peso and 30/100 Domestic Currency.) per each stock.

2. Partial modification to the Corporation by-laws. As a result of the capital increase to which the above item 1 refers to, the amendment of article sixth of the Corporation's by-laws shall be proposed to the Assembly for its approval on the following terms:

"SIXTH ARTICLE.-Capital stock: The Corporation's capital is variable. The minimum fixed capital is $5,401,893,370.35 (Five billion four hundred one million eight hundred ninety-three thousand three hundred seventy pesos and 35/100 Domestic Currency), represented by 5,152,081,430 (Five billion one hundred fifty-two million eighty one thousand four hundred thirty), stocks of Series "B-1", common, registered, no par value. The amount of the variable proportion of the capital stock shall be represented by stocks Series "B-2", common, registered, no par value, which shall be decided upon by the Stockholders General Assembly agreeing to its issuance and shall be identified with the other features that, if such were the case, be decided upon by the Assembly itself"

3. Purpose of the capital increase. If the capital increase referred herein is approved, such resources shall be assigned to the financial restructuring and strengthening of CompUSA, Inc., a US nationality corporation that constitutes the Corporation's main asset.

4. Stockholders' Rights and Effects. Derived from the legal act to which the above item 1 refers to, the most relevant effect for the Corporation's stockholders lies in that the increase in capital itself shall enable the stockholders to participate in the subscription of stock that correspond to such increase pursuant the provisions in: (i) article 132 of the Mexican Corporate Law (Ley General de Sociedades Mercantiles); and (ii) the fourth paragraph of article eighth of the Corporation's by-laws that to the letter says:

"Whenever the stock capital is increased, all the stockholders shall have preferential right to subscribe those that are issued or those that are outstanding in proportion to the

number of the corresponding Series. The right that is conferred in this paragraph must be exercised within the fifteen calendar days following that in which the corresponding agreements are published on the Official Journal of the Federation (DOF) or in other daily out of those of large circulation in Mexico, City Federal District..."

In case the capital increase subject matter of this report is approved by the Assembly, each stockholder shall have the right to subscribe and pay three new stocks for each new stock of USCOM that it holds. The subscription value of the stocks issued in virtue of the capital increase proposed shall be of $1.30 (One peso 30/100 Domestic Currency) per stock.

Likewise, the referred article of the by-laws sets forth the procedure in the event that there would be unsubscribed stocks left once the term to exercise the aforesaid preferential right has expired:

"In the event that there were unsubscribed stocks left after the expiration term during which the stockholders would have enjoyed of the preferential right that is granted to them in this Article, the stocks it is about may be offered to any person for their subscription on the terms and time that the Board of Directors or the Delegates appointed by the Assembly to such, in the understanding that the price in which the stocks are offered to third parities can not be inferior to those in which they were offered to the stockholders of the Corporation for subscription and payment."

In the Assembly it shall be submitted for the stockholders approval that the unsubscribed stocks once the term in which the stockholders exercise their preferential is over, remain at the disposal of the Board of Directors of the Corporation to be offered to the its own stockholders or to thirds aliens to the Corporation for their subscription and payment on the conditions and terms that such social body decides, in the sense that the conditions in which such stocks be offered to thirds cannot be more favorable than the ones granted to the stockholders. Therefore, the thirds acquirers shall subscribe and pay the stocks they acquire at least on the same terms in which they were offered to the stockholders of the Corporation.

Finally, in the event that any of the stockholders would have not exercised the preferential right that the law in the matter and the Corporations by-laws grant, then such stockholder shall suffer the dilution of its percentage participation in the stock capital of the Corporation.

5. **Comparative note regarding the most relevant differences.** The approval of the capital increase subject matter or this report shall not give rise to the differences or variation in the rights granted by the representative stocks of USCOM's stock capital. If the abovementioned is approved, all the outstanding stocks of the Corporation shall pertain to the same class (Series "B-1") and shall confer the same rights and obligations.

END